

May 23, 2013

Via E-mail
Mr. Mark A. Peterson
Senior Vice President, Chief Financial Officer and Treasurer
EPR Properties
909 Walnut Street, Suite 200
Kansas City, MO 64106

>   **Re: EPR Properties**
>   **Form 10-K for the fiscal year ended December 31, 2012**
>   **Filed February 27, 2013**
>   **File No. 001-13561**

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

General, page 5

1.   In future filings, please revise your reconciliation of Total investments to reconcile this measure to the most comparable GAAP measure, Total assets.

Consolidated Statements of Income, page 56

2.   Although you do not participate in traditional lending and deposit activities, we note that you earn interest income from mortgage related investments. Tell us what consideration you gave to using a net interest income presentation consistent with Article 9 and SAB 11-K *(FASB ASC 942-10-S99-4).*

Accounting for Acquisitions, page 63

3. Please tell us how you have determined the acquisition of real property not subject to an in-place lease is a business combination rather than an asset acquisition.

8. Cappelli Litigation and Sullivan County Planned Casino and Resort Development, page 73

4. In future filings, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for all legal proceedings and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 450-20-50. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief